EXHIBIT 99.2
TRADING DATA

The following table sets forth all transactions with respect to shares of Common Stock effected since the most recent filing on Schedule 13D by the Reporting Person in respect of the shares of Common Stock, inclusive of any such transactions effected prior to the filing hereof. Except as otherwise indicated, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Trade Date	Buy / Sell / Exercise	Quantity	Price / Premium per Share (USD)[1]	Strike Price[1]	Total Cost Value (USD)[1]
7/15/2026	Exercise[2]	39,046,658	0.25[3]	101.30[4]	3,955,244,206.58[5]
6/15/2026	Buy	741,465	109.57	N/A	81,244,542.08[6]
6/12/2026	Buy	111,002	107.95	N/A	11,982,616.38[6]
6/12/2026	Buy	570,965	108.47	N/A	61,931,310.85[6]
6/11/2026	Buy	439,826	108.94	N/A	47,914,493.34[6]
6/10/2026	Buy	737,387	107.50	N/A	79,269,097.98[6]
6/9/2026	Buy	573,866	107.69	N/A	61,820,870.27[6]
6/8/2026	Buy	341,566	108.73	N/A	37,138,975.91[6]

(1) Rounded to the nearest cent.
(2) As described in the body of the Schedule 13D, the Reporting Person previously entered into a series of Put/Call Pairs, each of which was structured as an American-style option, which permitted the Reporting Person to exercise the Put/Call Pairs at any time prior to the Expiration Date. Upon exercise, and following satisfaction of the HSR Act Condition, the Reporting Person was entitled to, at its election, physically settle the Put/Call Pairs or choose cash settlement. On July 15, 2026, the Reporting Person elected to exercise all of the outstanding Put/Call Pairs for Common Stock.
(3) The price reported is the quotient of the total option premium, on an aggregated basis, divided by the total number of Put/Call Pairs exercised.
(4) The price reported is the final strike price on an aggregated and averaged basis across the total number of Put/Call Pairs exercised.
(5) Represents the aggregate strike price payment upon physical settlement of the Put/Call Pairs, calculated as the product of the applicable final strike price and the total number of shares of Common Stock received upon such physical settlement.
(6) Total cost value includes any commission or other fees paid.